Exhibit (r)(2)

Code of Ethics

Last Updated July 2013

1. About the Code of Ethics

A.	Overview

Pantheon is regulated in the United States, United Kingdom and Hong Kong. In the United States, Pantheon Ventures Inc. and Pantheon Ventures (US) LP are registered investment advisers with the Securities and Exchange Commission. Pantheon Ventures (UK) is registered as an exempt reporting adviser with the Securities and Exchange Commission. In the United Kingdom, Pantheon Ventures (UK) LLP is authorized and regulated by the Financial Services Authority. In Hong Kong, Pantheon Ventures (HK) LLP is regulated by the Securities and Futures Commission for advising in securities. The foregoing entities are collectively referred to as “Pantheon” in this document.

The continued success of Pantheon depends upon its relationships with its clients, investors and portfolio fund managers and its excellent reputation as an organization with integrity and ethical conduct in all of its dealings. Pantheon is committed to maintaining its tradition of ethical conduct and, to this end, Pantheon requires high ethical behavior as well as strict adherence to applicable legal and regulatory requirements from its Associates (defined below). This Code of Ethics describes important policies that address ethical, legal and regulatory requirements.

Associates (“Associates” includes staff, partners and certain contractors) are required to read and become knowledgeable about the Code of Ethics and adhere to both the principles and specifics of these policies, as well as all applicable laws, regulations and rules. Failure to do so may have adverse consequences as discussed in Section 9.

Any questions may be addressed to the Legal and Compliance Team.

B.	Certification

All Pantheon Associates are considered “access persons” and are required to certify no later than 10 days after their start date and annually thereafter that they (1) received a copy of the Code and (2) agree to comply with its terms.

Unless a specific exemption has been granted by the Compliance Team, (1) interns, temporary and contract employees with terms expected to exceed three months are also considered “access persons” and required to certify to and comply with the Code and (2) certain employees of Affiliated Managers Group, Inc. (or its affiliates) with access to Pantheon’s files (physical or electronic) are also expected to certify to and comply with relevant portions of the Code.

The individuals described above are also required annually to certify to information concerning their personal security accounts, personal securities transactions and other information as described in the Code. All certifications and reporting required under the Code shall be made via the Compliance 11 (“C11”) system.

C.	Reporting Violations

All Associates are required to promptly report to the Compliance Team any actual or suspected violations of the Code and the related policies and guidelines referenced in it. Every effort is made to ensure confidentiality while still allowing matters to be properly investigated and resolved. Retaliation against an individual who in good faith reports any actual or suspected violation is strictly prohibited.

Concealing or covering up any violation of the Code is itself a violation. You are not authorized or required to carry out any order or request to engage in conduct which would violate the Code or any other Pantheon policies or to cover up any violation and, if you receive such an order or request, you must promptly report it. You are also required to cooperate fully with compliance and ethics investigations and audits, and to answer questions truthfully to the best of your ability.

All violations of the Code must be promptly reported to Clem Geraghty (for the United Kingdom and Hong Kong) and Lois Towers (for the United States) and documented in the applicable breaches and/or errors log(s).

2. Conflicts of Interest

Pantheon has an affirmative duty of care, loyalty, honesty, good faith and fair dealing to act in the best interests of our clients. Compliance with this duty requires that we avoid conflicts of interest or at least fully disclose all material facts concerning any conflict that does arise with respect to any client. Under no circumstances should your interests or the interests of Pantheon be placed improperly before the interests of our clients.

It is important to note that potential conflicts of interest often arise in the ordinary course of business. Pantheon’s policies are focused on the identification and management of these potential conflicts. In no case should incentives be created that would cause you or Pantheon to be influenced by a conflict of interest or to fail to properly identify and manage a potential conflict of interest.

Conflicts that are not appropriately managed may harm clients. Even the appearance of a potential conflict that has not been appropriately managed may damage Pantheon’s reputation.

Although it is not possible to foresee every potential conflict of interest that may arise, you should be sensitive to actual or potential conflicts and bring them to the attention of your supervisor and seek the advice of the Compliance Team when confronted with any conflict of interest issues.

3. Confidential Information, Communications with Regulators and Media

Code of Ethics

Confidentiality is another fundamental duty we owe to our clients, as well as to our fellow Associates. You must protect and maintain the confidentiality of sensitive, proprietary, non-public and personal information which may come into your possession regarding Pantheon, Associates, clients, fund managers, co-investors, service providers, vendors and any other persons or entities with whom we transact. You must not disclose such information to any persons or entities outside of Pantheon without prior authorization from Pantheon or unless mandated by law or regulation.

If you become aware that the security of any confidential, sensitive, proprietary, non-public or personal information may have been compromised, lost or stolen, you must promptly report the matter to the Compliance Team.

Pantheon aims to maintain its continued good reputation and ensure positive relations with both the Media and Regulators. The Legal and Compliance Team is responsible for all communications to Regulators and for addressing all communications from Regulators. Communications with the Media are restricted to those individuals authorized to speak with the Media.

Please refer to Annex A for more details on Pantheon’s Confidential Information and Communications with Regulators and Media Policy.

4. Insider Trading / Market Abuse

A.	Overview and Restrictions

From time-to-time, you may come into possession of material, non-public information about public companies and clients. Generally, information would be considered “material” where there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decision. Information is considered “non-public” until it has been disseminated broadly to investors in the marketplace.

You may obtain material, non-public information as a result of your conversations with clients, fund managers and other counterparties who are, or are affiliated with, public companies.

United States, United Kingdom and Hong Kong securities laws and regulations make it illegal:

•	To trade on material non-public information about public companies, or to provide such information to others who may trade in reliance on such information (i.e., insider trading);

•	To take advantage of clients or Pantheon by purchasing or selling ahead of client or Pantheon’s orders to take advantage of the possible impact on the market of those orders (i.e., front running or pre-positioning);

•	In the context of a takeover, or potential offer, to enter into a transaction on the basis of inside information concerning the proposed bid.

Code of Ethics

You are prohibited from trading, either personally or on behalf of others on material, non-public information or communicating material, non-public information to others in violation of the law and the Code.

The consequences of engaging in insider trading and front running are severe and include sanction or dismissal by Pantheon, as well as civil and criminal penalties. If you are not sure whether a securities transaction would violate the law or the Code because of non-public information in your possession, you should assume that the trade is not permitted until you obtain proper advice to the contrary from the Compliance and Legal Team.

B.	Restricted List

If you obtain or possess material non-public information regarding a public or private company in the course of your work at Pantheon, you are responsible for notifying the Compliance Team so that the company can be placed on Pantheon’s Restricted List. Information to be provided includes:

•	The name of the issuer(s), including the ticker, exchange traded on and the isin/cusip/sedol code,

•	The nature of the information,

•	The date the information was obtained, and

•	The names of all Associates who have knowledge of the information.

In addition to the initial reporting of a company to be placed on the Restricted List to the Compliance Team, you are also responsible for:

•	Maintaining confidentiality of such information,

•	Notifying the Compliance Team of any instances in which confidential information may have been inadvertently passed to someone within Pantheon or otherwise, and

•	Contacting the Compliance Team to delete a company or issuer from the Restricted List.

5. Personal Trading

In order to ensure that you trade in your personal investment accounts lawfully and in a manner that avoids actual or potential conflicts between your interests and the interests of Pantheon and our clients, you must report certain securities transactions and holdings to the Compliance Team through the C11 system.

The information below summarizes some of the more significant requirements that apply to the personal trading activity of you, your family members and other financial dependents:

Code of Ethics

•	You must disclose certain investment accounts,

•	You must submit initial, periodic and annual holdings reports and trade confirmations, subject to certain exceptions,

•	You must obtain prior approval for certain securities transactions,

•	You are prohibited from purchasing a security you have sold in the previous 60 days, or selling a security you have purchased in the previous 60 days,

•	You may not sell a security that is a Pantheon portfolio company (direct or indirect) until it ceases to be held by Pantheon’s funds and clients,

•	You must obtain prior approval before entering into any private securities transaction, such as a limited partnership or private placement.

Please see Annex B for more details on Pantheon’s Personal Trading Policy.

6. Outside Affiliations

In order to avoid possible conflicts of interest, Pantheon Associates may not engage in certain outside affiliations without the prior approval of the Compliance Team. This includes, but is not limited to, employment with, or acceptance of compensation for services (including commission, profit participation, etc.) from any person other than Pantheon, and serving in certain investment advisory or fiduciary capacities and positions with charitable, civic, religious, educational or fraternal organizations.

Please see Annex C for more details on Pantheon’s Outside Affiliations Policy.

7. Gifts and Entertainment

It is Pantheon’s policy to earn business based on the quality of our products and services and to select and manage our fund managers and other service providers on the same basis. Accordingly, you should not provide or solicit gifts, entertainment or other items of value for the purpose of unduly influencing the recipient’s judgment or in return for any business, service or confidential information.

Please see Annex D for more details on Pantheon’s Gifts and Entertainment Policy, including reporting requirements for specific clients.

8. Training and Education

The Compliance Team will provide you with training and education regarding the Code of Ethics on a periodic basis. You are required to attend any training sessions and/or read any applicable training materials provided by the Compliance Team.

9. Consequences for Violating the Code

Code of Ethics

Additionally, any violation of the requirements set forth in the Code or the policies referenced in it may result in the imposition of sanctions as Pantheon may deem appropriate under the circumstances. These sanctions may include, but are not limited to, the following:

•	Verbal or written warning or reprimand,

•	Probation,

•	Suspension of privileges,

•	Restitution,

•	Fines as permitted by law, and

•	Termination of employment for cause.

Further, breaches to the Code and other Pantheon policies may be reported to the applicable Pantheon body responsible for discretionary bonus payments and which may therefore impact an Associate’s compensation.

In addition to internal sanctions, Pantheon may refer any violation to civil, criminal, or regulatory authorities as appropriate or required.

10. Administration of the Code

A.	Exceptions to the Code

Exceptions to the Code may be granted only in very limited circumstances. You must submit a written request for an exception to the Compliance Team describing the nature of the exception and the reason it is being sought.

B.	Restriction on Use of the Code

The Code of Ethics is intended for the use of Associates in connection with their job-related duties. However, copies (or excerpts) of the Code may be requested by clients or prospects or other outside persons or entities on occasion. Please notify the Compliance Team in advance of providing a copy of the Code to any external persons. All copies of the Code provided to any outside person or entity must be delivered in read-only format.

C.	Amendments to the Code

The Compliance Team may provide you with amendments to the Code from time-to-time. You are responsible for reading and certifying that you will comply with the terms of these amendments.

Code of Ethics

Annex A

Confidential Information,

Communications with Regulators and the Media Policy

Confidential Information

Pantheon requires that all Associates protect the privacy of clients and customers by maintaining the confidentiality of all client and customer information which may come into their possession. Pantheon also requires that Associates maintain the confidentiality of internal Pantheon corporate and other proprietary information as well as other commercially sensitive information received in the ordinary course of business. These requirements are obligatory and arise largely from the following sources:

•	Sound business practice;

•	Duty as agent for the client or customer;

•	Specific confidentiality agreements with clients, customers and other third parties into which Pantheon may enter into from time to time;

•	Specific agreements executed between Associates and Pantheon; and

•	Privacy laws and Market Abuse / Insider Trading regulations.

Associates must refrain from using material, non-public, price sensitive information and information about investors or funds including holdings, strategies or trading information and investment activity, however obtained. Unless the information communicated to Pantheon Associates is clearly in the public domain, it shall be treated as Confidential Information. Questions concerning whether disclosure is permissible should be directed to the Legal and Compliance Teams.

Confidential Information includes, but is not limited to, information about Pantheon’s;

•	Business strategies;

•	Product design or development plans;

•	Product distribution plans, and the identity and nature of arrangements with potential business partners;

•	Confidential client information such as holdings, strategies or trading information;

•	Financial results; and

•	Legal posture, strategies or proceedings.

The following restrictions apply to Associates regarding Confidential Information:

•	Associates may not discuss Confidential Information with persons outside Pantheon (including, but not limited to, the public, clients, suppliers, friends and family – including spouse, significant others, children and parents);

Annex A – Confidential Information & Communications

•	Associates should not read or work on Confidential Information in public places (including on the train / tube, business centres in hotels) unless codes are in place to disguise identities;

•	Associates should not hold discussions which may touch on Confidential Information in public (including taxis);

•	Code names should be used for any projects involving public companies (including e-mails); restrictions should be placed on file and folder access, and discussions about projects should not take place outside closed door meetings rooms or the offices of Associates working on the deal in question. Attendance at such meetings should be limited to the core deal team;

•	As a general rule, the dissemination of such information internally within Pantheon should be restricted only to those who have a “need to know” in order to facilitate a particular task or strategic project; and

•	Pantheon related documents may not be sent to personal email accounts, unless the Associate is unable to access the Pantheon IT system remotely and has the express permission of his/her line manager or such action is otherwise business critical. Associates must delete such emails from their personal email accounts after forwarding the emails back to Pantheon to ensure they are not lost.

•	An Associate who uses a personal email account or computer for Pantheon business may be subject to regulatory recordkeeping requirements and access to such an account or computer may be required by a Regulator.

Associates must:

•	Comply with the measures to protect Confidential Information as defined in this Policy and any other Pantheon Policy regarding such information that is applicable to their location or function;

•	Adhere to the terms of any agreement entered into by them or by Pantheon requiring that information be kept confidential;

•	Comply with any business unit specific policies and procedures adopted with respect to such information;

•	Password protect files / documents containing sensitive information to assure only those who need to know can assess such information; and

•	Consider restricting access to files / folders to named individuals.

Associates with questions about what constitutes Confidential Information, or to whom such information may be disclosed inside or outside Pantheon should contact Pantheon’s Legal and Compliance Team.

This policy is intended to compliment other Pantheon global and local policies, including but not limited to policies concerning Information Security and Privacy.

Annex A – Confidential Information & Communications

Retention and Disposal of Documentation

Pantheon Associates are encouraged to adopt a clean desk policy. The reasons for this are:

•	Reduce the threat of a security breach;

•	Ensure compliance with data protection;

•	Reduce the chance of identity theft; and

•	Demonstrate that Pantheon is taking corporate responsibility for information in its care.

Associates should make sure that when they leave their desk unattended, Confidential Information is not left on the desk so that it is visible and computers are either switched off or locked. Any Confidential Information should always be stored in a secure lockable location.

When Confidential Information needs to be disposed of, Associates should use the confidential waste bins located on each floor (taking into account the record retention requirements associated with the documents).

Compromised Confidential Information

Confidential Information may be lost, stolen, breached or otherwise compromised. All possible instances of compromised Confidential Information must be promptly reported to the Legal and Compliance Team which will determine if local laws or regulatory requirements may have been breached and address any related issues. Other business groups may be involved as necessary to address issues with clients, vendors, etc.

Confidential Information may become compromised when laptop computers, blackberry telephones, flashdrives, other electronic devices, briefcases, or suitcases, etc. are lost, stolen or otherwise compromised. In the event an Associate is aware that Confidential Information stored electronically may be compromised, both the Legal and Compliance Team and IT must be notified immediately. IT may be contacted by email at pantheon.support@amgitservices.

In the event of an apparent leak of Confidential Information from within Pantheon, a leak review may be carried out by the Legal and Compliance Team. The factors which may trigger such a leak review could include:

•	Information appears in the media which is likely to be known to only Pantheon;

•	Suspicious personal account dealing patterns emerge;

•	A significant change in the share price for any projects involving public companies;

•	Staff issues, such as where staff may have recently left or joined the organization or the deal team; or

•	On a specific request from the Regulators or other law enforcement authorities.

Annex A – Confidential Information & Communications

The scope of such a leak review would depend on the circumstances and severity of the event. Such a review may include:

•	The identification of all Pantheon Associates who could have had access to the sensitive information, whether electronically or physically;

•	A review of whether the Pantheon policies and procedures were adequate and correctly followed;

•	A review of records including staff email records, relevant electronic files and folders with the support of Pantheon IT with access and downloading of such files; and

•	Interviews with relevant Associates.

Issues identified in such reviews will be notified to the Senior Management of Pantheon, who may take further steps, including the actions outlined in Section 9, Consequences for Violating the Code. The outcomes of such reviews may also form the basis to update the Pantheon policies and procedures if gaps or deficiencies are identified.

Communications with Regulators

Due to the nature of its business, Pantheon is subject to regulatory schemes in a number of jurisdictions. To ensure that information provided to Regulators is accurate under the relevant regulatory scheme, and to coordinate and maintain good relations with Regulators, all communications from Regulators are referred to the Compliance Team. The Compliance Team may request the support of Associates to assist in a response to a regulatory enquiry. Associates must promptly provide accurate information so that Pantheon can respond to a request within the timeframes required by law or a Regulator.

Communications with the Media

•	Only nominated Pantheon spokespeople (including members of the Executive Committee*) should speak to the Press, unless otherwise agreed.

•	Unscheduled calls or emails from journalists should be referred to the Head of Communications, who will decide on the appropriate response.

•	Pantheon is restricted by international and local regulations from discussing, promoting or commenting in public on funds that are open to investment. In practice, because Pantheon is continuously fund raising for one region or sector, this means there should no public comments on any of Pantheon’s funds, whether open or closed.

•	Pantheon does not discuss specific investors. Pantheon will not discuss or divulge information that is not already in the public domain about public companies in which it may have holdings or with whom it may be negotiating investment or the purchase of assets.

•	In the event of information on any of Pantheon’s business not in the public

Annex A – Confidential Information & Communications

domain being divulged by another source, whether accurate or not, Pantheon will maintain a strict policy of “no comment”.

Designated Spokespeople

Key designated spokespeople within the company (including the members of the Executive Committee) may speak to the press. If a nominated spokesperson delegates to an Associate the ability to speak with the media, notice should be made to the Legal and Compliance Teams via email. To assure coordinated communications, the Communications team needs to be aware of the contact and content of discussion and generally handles the follow up and quote check.

Global & Asian Investments	Chris Meads
European Investments	Helen Steers
US Investments	Susan Long McAndrews
Asian Investments	Chris Meads, Vincent Huang
Emerging Markets	Brian Lim
Latin American Markets	Jaime Londono
(*All references to the Executive Committee include any successor body thereof.)
Secondary Investments	Elly Livingstone, Paul Ward, Rudy Scarpa
Co-Investments	Dennis McCrary, Helen Steers
Infrastructure	Kathryn Leaf Wilmes
Client Service & Communications	Kevin Albert
PIP	Andrew Lebus
General Enquiries	Carsten Huwendiek

Annex A – Confidential Information & Communications

Annex B

Personal Trading Policy

1. Overview

This Personal Trading Policy (this “Policy”) is designed to ensure that you are trading in your personal investment accounts in compliance with securities laws and regulations and in a manner that avoids actual or potential conflicts between your own interests and the interests of Pantheon or its clients. You must report certain accounts, holdings and transactions through the Compliance 11 (“C11”) system as described in more detail below.

2. Reporting Your Accounts

A.	What and When Accounts Must Be Reported

No later than 10 days after commencing employment with Pantheon or otherwise becoming subject to the Code of Ethics, you must report all your Reportable Accounts via the C11 system. “Reportable Accounts” include any securities investment account (1) over which you direct or have the ability to direct the account’s investments and (2) in which you or any of the following individuals (collectively, “Covered Persons”) has a Beneficial Ownership interest:

•	your spouse, domestic partner or minor children, and

•	any other financial dependent living in your household.

•	any other individual where you have discretion over their investment accounts.

You must also report any new Reportable Account promptly and prior to placing a trade in that account.

Reportable Accounts include brokerage accounts, share spread betting accounts, CFD accounts, retirement accounts which permit brokerage holdings or trading, share trading ISA or SIP accounts, employee stock compensation plans and transfer agent accounts (other than mutual fund transfer agent accounts) . Reportable Accounts also include Managed Accounts (defined below) and those accounts from which a Covered Person benefits indirectly, such as a family trust or family partnership, and accounts in which a Covered Person has a joint ownership interest, such as a joint brokerage account.

The information required to be reported regarding a Reportable Account includes the following:

•	The name of the broker, dealer or bank with whom the Covered Person established the account,

•	The date the account was established, and

•	The date that the Reportable Account was reported by the Associate.

Annex B – Personal Trading Policies

The following are not Reportable Accounts and do not need to be reported: 529 plans or similar college savings plans or ISA, SIP and Child Trust accounts if the account only has the capability to hold open end mutual funds or other funds where you do not have the ability to control, influence, select or direct its underlying investments, and open end mutual funds purchased directly from the fund manager and held in accounts which do not have the ability to hold any other type of securities*. In the US, Associates’ Fidelity 401(k) plans do not need to be reported as they have the ability to hold only open end mutual funds.

*	See Reporting Your Holdings and Transactions section for reporting requirements for AMG affiliated mutual funds.

Please contact the Compliance Team if you hold any securities in physical certificate form or if you are not sure if a particular account is required to be reported.

B.	US Only: Electronic Data Feed

In order to take advantage of the efficiencies provided by electronic data feeds of your trading activity from your broker-dealer into the C11 system, in the US, you are strongly encouraged to open any new accounts at, or to transfer existing accounts to, a firm that provides electronic data feed capabilities. Pantheon currently receives electronic data feeds from the following broker-dealers:

•	Charles Schwab

•	E*Trade

•	UBS

•	TD Ameritrade

•	Scottrade

•	Smith Barney

•	Merrill Lynch

•	Wells Fargo

For US Associates, if you wish to use a brokerage firm not listed above and that firm provides electronic access to information, you may arrange for delivery of required information using ByAllAccounts. There is a nominal annual charge to use ByAllAccounts. You can contact the Compliance Team to discuss the fee. You can read more about ByAllAccounts, including instructions about how to establish a link on the intranet at Corporate/Policies/Compliance/Procedures.

Annex B – Personal Trading Policies

3. Reporting Your Holdings and Transactions

A.	Initial and Annual Holdings Reports

Except as provided below, you must submit via the C11 system no later than 10 days after commencing employment with Pantheon or otherwise becoming subject to the Code of Ethics, an initial holdings report which includes all of the holdings in your Reportable Accounts and any other securities that would require pre-clearance prior to trading under Section 4 below (e.g., private securities, stocks held directly). Additionally, you must report via the C11 system your holdings in AMG-Affiliated Mutual Funds. (A list of AMG-Affiliated Mutual Funds is posted on the C11 system and may be distributed to you periodically.) You may not make any personal trades until an initial holdings report has been submitted.

You must also submit an annual holdings report via the C11 system. In the US, you can satisfy the requirement to submit holdings in your Reportable Accounts by ensuring that the Compliance Team receives duplicate trade confirmations and holdings information for your Reportable Accounts directly from your broker via an electronic data feed or link as discussed above.

Initial and annual holdings reports must include, at a minimum, the following information as applicable, current as of a date not more than 45 days prior to the date of the report:

•	The name and type of security, the ticker symbol or CUSIP number, number of shares or units, and principal amount of the security,

•	The name of any broker, dealer or bank with which the Covered Person maintains the Reportable Account, and

•	The date the report was submitted by the Associate.

B.	Trade Confirmations

Except as provided below, you must submit via the C11 system no later than 10 days after executing a trade in a Reportable Account, a confirmation of such trade from your broker. Such trade confirmations must include, at a minimum, the following information as applicable:

•	The date of the transaction, name of the security, the ticker symbol or CUSIP number, the interest rate and maturity date, number of shares or units, and principal amount of such transaction,

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition),

•	The price of the security at which the transaction was effected,

•	The name of the broker, dealer or bank with or through which the transaction was effected, and

Annex B – Personal Trading Policies

•	The date the trade confirmation or report was submitted by the Associate.

In the US, you can satisfy the requirement the reporting requirement by uploading monthly or quarterly brokerage account statements (as applicable) to C11 or ensuring that your brokerage accounts are included in a data feed as noted in the preceding Section 2. B.

In the UK and Hong Kong , you must enter the above information into the C11 system and scan and upload to the C11 system copies of your monthly or quarterly statements no less frequently than a quarterly basis.

C.	US Only: Periodic Transaction and Holdings Reporting

To address recordkeeping requirements and to ensure that appropriate oversight is possible in the US, Associates with accounts for which holdings and trade information is not reported to the C11 system electronically, must reconcile account statements to holdings and trade information on the C11 system on no less frequently than a quarterly basis. Associates must update holdings information, complete any missing trade information, and scan and upload a copy of the monthly account statement or a summary quarterly account statement to the C11 system. Holdings in AMG affiliated mutual funds must be reported quarterly.

D.	Exceptions to Holdings and Transaction Reporting Requirements

(1)	Managed Accounts

You are not required to submit initial or annual holdings reports, or trade confirmations with respect to securities held in a Managed Account if you have notified the Compliance Team via the C11 system that your account is a Managed Account and have provided an executed copy of the managed account agreement to the Compliance Team. A “Managed Account” is one from which you could benefit, but over which the you have no investment discretion or influence over the investments in the account, such as a professionally advised account about which you will not be consulted or have any input on specific transactions placed by the investment manager prior to execution.

Periodically, the investment manager of a Managed Account may be asked to affirm that you have not exercised influence or investment discretion over the Managed Account. In order for an account to continue to be treated as a Managed Account, the investment manager must provide the requested affirmation.

You must immediately advise the Compliance Team if you terminate the Managed Account agreement. Upon termination of the Managed Account agreement, you must also immediately begin reporting transactions and holdings in such accounts as outlined in Sections 3A, 3B and 3C above.

Annex B – Personal Trading Policies

(2)	Automatic Investment Plans

You are not required to submit trade confirmations with respect to transactions effected pursuant to an Automatic Investment Plan. An “Automatic Investment Plan” means a program in which regular periodic purchases or sales are made automatically in or from investment accounts in accordance with a predetermined schedule and allocation.

If you change the parameters of an account with an Automatic Investment Plan, you must advise the Compliance Team at the time of the change and provide transaction information for 60 days after the parameters are changed.

If you terminate the automatic investment plan, you must immediately advise the Compliance Team and begin reporting transactions and holdings as outlined in Sections 3A, 3B, and 3C above.

4. Obtaining Approval for Your Trades

A.	Pre-Clearance of Covered Securities Transaction

Except as provided below, you must obtain prior approval (i.e., “pre-clearance”) through the C11 system of all transactions in all securities, other than trades in Exempt Securities or otherwise set forth below under Exceptions to Pre-Clearance Requirement.

Pre-cleared trades are valid in the C11 system for a period of 5 calendar days unless any delay in trading would breach a closed period. In the case of a previously approved trade possibly breaching a closed period, you may request an exception to the closed period in order to complete the trade. You may not proceed with the trade in the closed period without approval from the Compliance Team.

If a pre-cleared trade is not executed within five calendar days of approval, you must cancel the pre-clearance request in the C11 system and, if you want to keep the order open at your broker, you must resubmit the pre-clearance request in the C11 system at the end of that 5 calendar day period.

Also, if the terms of the order are changed, or if the order is withdrawn or cancelled and subsequently re-entered at a later time, you must cancel the pre-clearance request and submit another pre-clearance request in the C11 system for the new order.

When requesting pre-clearance of a trade, you must make the following certifications:

•	You do not have material, non-public information regarding the security;

•	To the best of your knowledge, the trade does not conflict with any current investment activity of any Pantheon client or fund;

•	If the trade is a sale, to the best of your knowledge the security is not a current underlying portfolio company held directly or indirectly by a Pantheon client or fund.

Annex B – Personal Trading Policies

In addition, when requesting pre-clearance of a trade, you must declare whether or not you are intending to purchase the security in an initial public offering (an “IPO security”). As Pantheon (US) LP is an SEC registered investment adviser, there are additional restrictions on the purchase of IPO securities by certain Associates. You will not be able to obtain an automated approval for your request. Instead, your request will be referred to the Compliance Team for consideration.

B.	Exceptions to Pre-Clearance Requirement

(1)	Managed Accounts

Although you are required to report Managed Accounts as described above, you are not required to obtain pre-clearance of transactions in Managed Accounts, provided that the following conditions are met:

•	You provide a copy of the executed Managed Account agreement to the Compliance Team and the investment manager has provided any affirmation requested attesting that you have not exercised influence or investment discretion in the account;

•	You provide an additional representation, when reporting the Managed Account through the C11 system, that transactions in the account are, in fact, effected by your investment adviser with discretionary investment authority;

•	In the event that you participate in any decision regarding purchases or sales in the account, such transactions must be pre-cleared;

•	You will be required to attest annually to the account’s continued managed status; and

•	Pantheon reserves the right to contact your investment manager to verify the managed status of the account.

(2)	Automatic Investment Plans

You are not required to obtain pre-clearance for transactions in a Reportable Account pursuant to an Automatic Investment Plan. Purchase and sales that are not automatic, however, must be pre-cleared. If you change the parameters of an Automatic Investment Plan in a Reportable Account, you must promptly advise the Compliance Team and report transactions in the C11 system for 60 days after making the change to the parameters.

(3)	Exempt Securities

You are not required to obtain pre-clearance for transactions in Exempt Securities. “Exempt Securities” include open or closed-end funds; AMG-Affiliated Mutual Funds; ETFs; UITs ; other funds (including investment trusts) where you do not have the ability to control, influence, select or direct its underlying investments; securities issued by a

Annex B – Personal Trading Policies

government, state or municipality (including treasury bonds and municipals bonds); bank certificates of deposit; money market funds; commercial paper.

However, funds and investment trusts whose primary strategy is investing in private equity, infrastructure, private securities and other alternative assets need to be pre-cleared for trading.

C.	Short Sales, Margin Transactions and Options or Warrants.

You may engage in short sales and margin transactions and purchase and sell options provided you obtain pre-clearance and meet all other provisions of the Code of Ethics and this Policy. You should keep in mind, however, that these types of transactions can have unintended consequences. For example, any sale by a broker to cover a margin call or a short position will be in violation of these provisions unless it is pre-cleared or otherwise subject to an exception to the pre-clearance requirement.

Options Transactions:

•	Expiration of a put or call must be 60 or more days from date the position was opened.

•	You may not close an option position unless it has been held for 60 or more days.

•	Following the exercise of an option (other than at expiration), you may not open a new position with the same underlying security for 60 days after the exercise.

•	You may roll an option position at or within 5 days of expiration (e.g., buy or sell an option on the same underlying security).

•	You may not use an option to create a transaction that would otherwise violate the terms of the Personal Trading Policy.

Also, any volitional sale of securities acquired at the expiration of a long call option will be in violation of these provisions unless it is pre-cleared or otherwise subject to an exception to the pre-clearance requirement.

5. Other Prohibited or Restricted Investments

A.	Initial Public Offerings

As Pantheon (US) LP is an SEC registered investment adviser, there are restrictions on the purchase of an IPO security by certain Associates. Requests to purchase an IPO security should be directed to the Compliance Team for personal consideration.

Annex B – Personal Trading Policies

B.	60-Day Limitation on Purchase and Sales

Except for Exempt Securities, you are restricted from repurchasing a security you have sold in the last 60 days, or selling a security you have purchased in the last 60 days.

C.	Private Securities Transactions

You are prohibited from acquiring any security issued in a private security transaction, such as a limited offering or private placement, without prior approval from the Compliance Team obtained through the C11 system. Approval may be granted after a review of the facts and circumstances, including the following:

•	Whether an investment in the security is likely to result in conflicts (current or future) with any Pantheon fund or client interests; and

•	Whether you are being offered the opportunity due to your employment at or association with Pantheon.

The Compliance Team may contact your supervisor, members of Investment Teams or the International Investments Committee to discuss the proposed transaction prior to approving it.

D.	Derivatives

You may trade in certain financial derivatives, such as options and futures, financial spread betting or contracts for difference which are based on generally recognized indexes, currencies or commodities and single stocks. More complex derivatives may be restricted by the Compliance Team. You should contact the Compliance Team prior to purchasing financial derivatives, other than futures and options on recognized indexes and single stocks, and should be prepared to discuss the characteristics of the derivative product and the underlying securities or financial products on which the derivative is based in order to provide assurance that the financial derivatives will not provide an opportunity for unlawful trading. Any financial spread betting positions on single stocks be subject to the 60 day buy and hold rule with the subsequent possible impact on your margin account.

6. Other Exceptions

Under very limited circumstances, an exception to the provisions of this Policy not otherwise described above may be granted by the Compliance Officer in your region on a case-by-case basis if it is determined that the proposed conduct involves no opportunity for abuse and does not conflict with Pantheon fund or client interests. Requests for such exceptions must be made in writing to the Compliance Team and describe the nature of the exception and the reason it is being requested.

Annex B – Personal Trading Policies

Annex C

Outside Affiliations Policy

In order to avoid possible conflicts of interest, you must obtain prior approval from the Compliance Team for any outside affiliation for which you receive compensation, serve in an investment advisory capacity, or serve in a fiduciary capacity.

Outside affiliations which require prior approval include employment or acceptance of compensation from any other person or entity based on any outside affiliation or activity outside the scope of your employment relationship with Pantheon. Compensation includes, but is not limited to, fixed remuneration, commissions and profit sharing. Examples of outside affiliations include the following:

•	Accepting directorships, governorships or trusteeships;

•	Serving as an officer, director or partner of any business organization;

•	Full or part-time employment by another organization;

•	Receiving compensation from another organization or individual;

•	Engaging in personal or family business opportunities;

•	Acting as a fiduciary for an organization or an individual; and

•	Serving in an advisory capacity for any organization including charities, schools, colleges and universities.

Prior approval is required to serve in an advisory or fiduciary capacity for a charitable, civic, religious, educational or fraternal organization. Examples of such activities requiring prior approval include, but are not limited to, serving on a board or as treasurer, or assisting in the management of an endowment or building fund, or investment committee.

Volunteering without compensation and in a non-advisory / non-fiduciary capacity in a charitable, civic, religious, educational, or fraternal organization does not need to be reported or disclosed. Examples of such activities include coaching a children’s soccer team, leading the choir in a church, or assisting in a homeless shelter.

With regard to any outside affiliations:

•	You must avoid any outside affiliation, including outside employment or professional or personal service that competes with Pantheon’s business or conflicts with the interests of Pantheon or its clients.

•	Personal fiduciary appointments such as administrator, executor or trustee must be reported and approved. This includes fiduciary appointments for family members or other close personal relationships (which may include commercial ventures).

Annex C – Outside Affiliations Policy

•	Assuming an advisory role in conjunction with an investment in a private placement or other investment requires prior approval. Additionally, the investment must be reported as explained in the Personal Trading policy.

•	You may not use Pantheon resources, including computers, software, proprietary information, letterhead stationery and other property in connection with any outside employment or other outside affiliation.

•	Political activities are subject to Pantheon’s “Pay to Play Policy”. Refer to that Policy for information regarding political activities, and support of political candidates, political parties and related organizations.

In addition to this policy, under the Pantheon LLP Deed, an Operating Partner or Principal Member must report any non-Pantheon business activity, trade or occupation to the Compliance Officer and obtain the requisite Committee approval prior to engaging in such activity.

In order for an outside affiliation to be approved, you must disclose the proposed outside affiliation to the Compliance Team and your supervisor. The disclosure must include a discussion of any possible conflict of interest or appearance of conflict of interest with Pantheon and how any potential or actual conflicts will be addressed. In some instances, the request for approval will be escalated to the Executive Committee for approval.

For a fiduciary or advisory role, a letter from the organization may be required, acknowledging that the Pantheon Associate is acting in his/her personal capacity and not on behalf of Pantheon and that Pantheon is not liable or responsible for the activities of the Pantheon Associate. The Compliance Team can provide a sample letter.

It is your responsibility to ensure that your outside affiliations are reported in the C11 system and the information on the C11 system is promptly updated to reflect when you are no longer engaged in a previously reported outside affiliation.

Questions and concerns may be referred to the Compliance Team.

Annex C – Outside Affiliations Policy

Annex D

Gifts and Entertainment Policy

Pantheon has to conduct its business with integrity, to pay due regard to the interests of its clients and to treat them fairly. The purpose of this policy is to ensure that Pantheon does not conduct business under arrangements that might give rise to a conflict with its duty to clients and collects the information necessary to complete required regulatory reports and reporting requested by clients.

General Policy

It is Pantheon’s policy to earn business based on the quality of its products and services and to select and manage its service providers on the same basis. Pantheon does not provide or solicit gifts, entertainment or other items of value for the purpose of unduly influencing the recipient’s judgment.

Pantheon is subject to various regulatory and industry standards, policies and rules that need to be considered when giving or receiving gifts and entertainment. Associates must also be aware that many Pantheon clients and prospects – notably, local authorities, government plans and those subject to ERISA - have their own strict policies on the giving and receiving of gifts, entertainment and other contributions. Associates should discuss these policies with the client or prospect before arranging entertainment or providing gifts.

Pantheon’s Compliance Team is available to assist Associates with any questions concerning Pantheon’s Gifts and Entertainment Policy.

Details of gifts and entertainment activity will, from time to time, be shared with appropriate supervisors and the Executive Committee to assess the activity and relationships with business contacts. Pantheon “business contacts” are considered persons associated with any client, potential client, vendor, broker, fund manager or other third party that has or has the potential to have a business relationship with Pantheon.

Exceptions to this policy will only be permitted with the written approval of the Pantheon’s Compliance Team.

Gifts

Unless otherwise agreed with the Compliance Team, you may give and accept gifts with values of up to $100 / £75 / HK$1000 per recipient per calendar year to or from business contacts.

Annex D – Gifts & Entertainment Policy

Associates are not permitted to give gifts or entertain government officials other than token courtesies, or as approved by Pantheon’s Compliance Team.

You must report all gifts given or accepted with values in excess of $25 / £25 / HK$250 per person in the C11 system. The value of a gift is the amount paid for the gift or a reasonable estimate thereof regardless of the intrinsic value of the gift. Gifts of cash or its equivalent (including gift certificates or gift cards if they are redeemable in full or in part for cash) are not permitted. These rules apply even if you pay for the gift with your own money.

Tickets to sporting events or shows, rounds of golf, etc. are considered gifts unless both you and the business contact giving or accepting the tickets, golf, etc. attend the event—this applies even if you pay for the event with your own money.

You should tactfully refuse or return a gift with a value of more than $100 / £75 / HK$1000, unless to do so would embarrass the giver or prejudice a business relationship. If a gift with a value of more than $100 / £75 / HK$1000 is accepted for business reasons, you must report it to the Compliance Team through the C11 system and remit the amount of the gift’s value in excess of $100/ £75 / HK$1000, or give the gift itself, to the Compliance Team for appropriate disposition.

Associates may not solicit gifts from anyone in return for any business, service or confidential information.

Entertainment

Entertainment must not be lavish or excessive so as to appear to unduly influence the judgment of the recipient, or otherwise appear improper. There is no specific monetary amount that represents “lavish or excessive entertainment” – this is a judgment call that you must make on a case-by-case basis in advance of the entertainment. Expense reimbursement requests that are considered “lavish or excessive” after the fact may be rejected and/or subject to review and potential sanctions.

In determining whether any entertainment is reasonable and not lavish or excessive, you should consider whether the primary purpose of the entertainment is to spend quality time with the business contact and how will it appear to others outside of the business relationship. Entertainment which may be construed to be lavish or excessive is subject to review by the Executive Committee and potential sanctions/disciplinary action my result.

If you are hosting the entertainment, but are not present for it, the value of the entertainment is considered a gift subject to the requirements outlined above. Likewise, if a business contact hosting the entertainment is not present and you attend the event, the entertainment is considered a gift to you. If the entertainment includes “gifts” (e.g. souvenirs, pro-shop equipment, etc.), those items are subject the gift reporting requirements described above.

Annex D – Gifts & Entertainment Policy

You should tactfully refuse the provision of lavish, excessive or frequent acts of entertainment or other hospitality that may create an impression of impropriety or a conflict of interest. Likewise, you should not host lavish, excessive or frequent acts of entertainment or other hospitality that may create an impression of impropriety or a conflict of interest.

Except as described in the following two sections, reasonable business meals are exempt from reporting. Associates must report via the C11 system all other entertainment with business contacts prior to the event.

Pantheon Associates may not accept offers by business contacts to pay for their travel or hotel expenses other than travel and hotel expenses related to attending portfolio fund advisory board meetings, which may be reimbursed by the underlying fund. Such travel and hotel expenses related to attending portfolio fund advisory board meetings are reportable as described below.

Gifts & Entertainment Reporting for Taft Hartley Clients and Union Officials associated with Taft Hartley Clients

All gifts, meals and entertainment provided to Taft Hartley clients and Union Officials associated with Taft Hartley clients (“Taft Hartley clients”) are subject to reporting on the C11 system regardless of the de minimis exemption for gifts noted above. Generally, if the aggregated cost of gifts, meals and entertainment, exceeds $250 in a fiscal year, the total amount must be reported on Department of Labor Form LM-10.

The costs associated with “widely attended gatherings” such as AIM or a Symposium are subject to reporting unless certain conditions are met. You must contact the Compliance Team if you anticipate a Taft Hartley client attending AIM or a Symposium or a similar widely attended gathering to determine if the event is structured in a manner that will or will not require reporting. If the cost of the event will need to be reported, the Compliance Team will advise of the information that is necessary to collect so that Pantheon can comply with the reporting requirements.

You may refer to a list of Taft Hartley clients maintained in the Gift & Entertainment module of the C11 system. Please consult with the Compliance Team regarding any questions, including information about de minimis reporting exemptions for widely attended gatherings.

The Compliance Team will review the information reported and determine if it is necessary to file Form LM-10 for a Taft Hartley client.

Annex D – Gifts & Entertainment Policy

Attendance at Annual Meetings and Advisory Board Meetings

Subject to certain de minimis exceptions, Pantheon must report information when requested by an ERISA client/investor regarding gifts, meals and entertainment paid by a Portfolio Fund Manager when a Pantheon Associate attends an Annual Meeting or Advisory Board Meeting. To ensure that we have the required information for reporting purposes, Pantheon Associates who attend an Annual Meeting or Advisory Board Meeting must promptly report into the Compliance 11 system all gifts, meals, airfare and entertainment paid by a Portfolio Fund Manager.

The Compliance Team will review the information reported and determine if such expenses are reportable.

Annex D – Gifts & Entertainment Policy